Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Matinas BioPharma Holdings, Inc. and subsidiary to be filed on or about March 31, 2015 of our report dated March 30, 2015 on our audits of the consolidated financial statements as of December 31, 2014 and 2013 and for each of the two years in the two year period ended December 31, 2014, which report was included in the Annual Report on Form 10-K filed on March 30, 2015. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern.

/s/ EisnerAmper LLP
Iselin, NJ
March 31, 2015